Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preference Dividends
LodgeNet Interactive Corporation and Subsidiaries
Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands, except ratios)
Computation of Coverage of Fixed Charges and Preferred Stock Dividends

	Nine Months Ended
	September 30, 2009	2008	2007	2006	2005	2004
Net loss	$(4,237)	$(48,418)	$(65,172)	$1,841	$(6,959)	$(20,781)

Add:
Provision (benefit) for income taxes	657	849	(683)	299	450	421
Fixed charges (see below)	32,590	45,215	43,531	27,470	31,241	33,946

Earnings available to cover fixed charges	$29,010	$(2,354)	$(22,324)	$29,610	$24,732	$13,586

Fixed charges (1):
Interest	$29,214	$42,551	$40,950	$25,730	$29,351	$31,891
Amortization of debt costs	1,209	1,810	1,731	1,495	1,636	1,734
Amortization of debt discount	—	—	—	—	—	82
Interest portion of rentals	490	854	850	245	254	239

	30,913	45,215	43,531	27,470	31,241	33,946

Preferred stock dividends	1,677	—	—	—	—	—

Total fixed charges and preferred stock dividends	$32,590	$45,215	$43,531	$27,470	$31,241	$33,946

(Deficiency) earnings in the coverage of fixed charges	$(1,903)	$(47,569)	$(65,855)	$2,140	$(6,509)	$(20,360)

(Deficiency) earnings in the coverage of fixed charges and preferred stock dividends	$(3,580)	$(47,569)	$(65,855)	$2,140	$(6,509)	$(20,360)

Ratio of earnings to fixed charges	—	—	—	1.08	—	—

Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	1.08	—	—